# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Invesco Real Estate Income Trust Inc., CIK 0001756761
CUSIP: 46144C301
Title of class of securities: Class I Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 2300 N Field Street, Suite 1200, Dallas, Texas (TX), 75201
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-26-219597
Filed by CIK 0000020430

## Reporting persons
- Invesco Advisers, Inc.: type of reporting person: corporation (CO), investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,079,039; sole dispositive power 0; shared dispositive power 2,079,039; aggregate amount beneficially owned 2,079,039 (8.8% of the class)
  Comment: This Schedule 13G relates to the following classes of Securities: Class D Common Stock, par value $0.01 per share (CUSIP 46144C103), Class E Common Stock, par value $0.01 per share (CUSIP 46144C202), Class I Common Stock, par value $0.01 per share (CUSIP 46144C301), Class S Common Stock, par value $0.01 per share (CUSIP 46144C400), Class T Common Stock, par value $0.01 per share (CUSIP 46144C509), Class S-PR Common Stock, par value $0.01 per share (CUSIP 46144C608), and Class K-PR Common Stock, par value $0.01 per share (CUSIP 46144C707 ). Lines 6, 8 and 9 include (a) 173,078.390 shares of Class E Stock held directly by Invesco Advisers, Inc. ("IAI"), (b) 90.692 shares of Class D Stock, 90.692 shares of Class S Stock, 90.692 shares of Class T Stock, 878,895.256 shares of Class S-PR Stock and 439,447.629 shares of Class K-PR Stock held indirectly by IAI through Invesco Realty, Inc. ("IRI"), which is a wholly owned subsidiary of IAI, and (c) 587,345.951shares of Class E Stock held directly by Invesco Global Property Plus Fund ("IGP+"), which is advised by IAI. Line 11 is based on a total of 23,679,256.30 shares of Common Stock issued and outstanding as of September 30, 2026.
- Invesco Ltd.: type of reporting person: investment adviser (IA), parent holding company or control person (HC); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,079,039; sole dispositive power 0; shared dispositive power 2,079,039; aggregate amount beneficially owned 2,079,039 (8.8% of the class)
  Comment: This Schedule 13G relates to the following classes of Securities: Class D Common Stock, par value $0.01 per share (CUSIP 46144C103), Class E Common Stock, par value $0.01 per share (CUSIP 46144C202), Class I Common Stock, par value $0.01 per share (CUSIP 46144C301), Class S Common Stock, par value $0.01 per share (CUSIP 46144C400), Class T Common Stock, par value $0.01 per share (CUSIP 46144C509), Class S-PR Common Stock, par value $0.01 per share (CUSIP 46144C608), and Class K-PR Common Stock, par value $0.01 per share (CUSIP 46144C707 ). Lines 6, 8 and 9 include (a) 173,078.390 shares of Class E Stock held directly by IAI which is a wholly owned subsidiary of Invesco Ltd, (b) 90.692 shares of Class D Stock, 90.692 shares of Class S Stock, 90.692 shares of Class T Stock, 878,895.256 shares of Class S-PR Stock and 439,447.629 shares of Class K-PR Stock held indirectly by IAI through IRI, and (c) 587,345.951 shares of Class E Stock held directly by Invesco Global Property Plus Fund IGP+. Line 11 is based on a total of 23,679,256.30 shares of Common Stock issued and outstanding as of September 30, 2026

## Item 1. Issuer
Name of issuer: Invesco Real Estate Income Trust Inc.
Address of issuer's principal executive offices: 2300 N Field Street, Suite 1200, Dallas, Texas, 75201

## Item 2. Person Filing
Name of person filing: This Schedule 13G is jointly filed by Invesco Advisers, Inc. (IAI) and Invesco Ltd (IVZ and, together with IAI, the Reporting Persons). IAI is an investment adviser. IVZ is parent holding company control person.
Address of principal business office or, if none, residence: 1331 Spring Street NW, Suite 2500, Atlanta, GA 30309
Citizenship: IAI is a corporation incorporated under the laws of Delaware. IVZ is a company organized under the laws of Bermuda.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: The Reporting Persons beneficially own, in the aggregate, 2,079,039 shares of Common Stock.
Percent of class: 8.78
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 2,079,039
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 2,079,039

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Securities reported on this Schedule 13G are beneficially owned by investment advisory clients which may include investment companies registered under the Investment Company Act and/or other separately managed accounts. IGP+, which is advised by IAI, and IRI, which is wholly owned by IAI, together beneficially own over 5%.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Cover Page

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
*Pursuant to a power of attorney attached herein as Exhibit 24.1.
** Pursuant to a power of attorney attached herein as Exhibit 24.2.

## Signatures
- Invesco Advisers, Inc.: /s/ Katya Keremidchieva Tharpe, Katya Keremidchieva Tharpe/ Attorney-in-Fact* (11/13/2026)
- Invesco Ltd.: /s/ Katya Keremidchieva Tharpe, Katya Keremidchieva Tharpe/ Attorney-in-Fact** (11/13/2026)